Exhibit 99.114

DeFi Technologies Announces Attendance and Platinum Sponsorship of Saudi Capital Markets Forum (CMF) Riyadh 2025

Toronto, Canada, February 6, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour, a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, will be a Platinum Sponsor of the 2025 Capital Markets Forum (“CMF Riyadh”), taking place from February 18–20, 2025, at the prestigious King Abdullah Financial District (KAFD) Conference Center in Riyadh, Saudi Arabia.

Valour and DeFi Technologies’ sponsorship of the CMF 2025 underscores their strategic commitment to expanding their presence in the Middle East and in the Kingdom of Saudi Arabia more specifically. This Platinum Sponsorship is an affirmation of Valour and DeFi Technologies’ commitment to support Saudi Arabia’s ambitious economic transformation plan, which aims to build an innovative and sustainable economy as part of the Vision 2030, a blueprint to diversify the economy, empower citizens, create a vibrant environment for both local and international investors, and establish Saudi Arabia as a global leader. Moreover, it underscores their strategic initiative to build on the growing interest in digital assets throughout the Middle East.

Held under the patronage of His Excellency Mohammed Al-Jadaan, Minister of Finance and Chairman of the Financial Sector Development Program Committee, CMF Riyadh is the premier platform for discussions on the future of capital markets in the Kingdom of Saudi Arabia and beyond. The event will bring together investors, financial institutions, corporate executives, government representatives, and policymakers to explore global economic trends, investment strategies, fintech innovations, ESG considerations, and the evolving role of capital markets in sustainable economic growth.

By joining leading financial institutions such as HSBC, EFG Hermes, Bloomberg, Goldman Sachs, Morgan Stanley, and J.P. Morgan as a sponsor, DeFi Technologies underscores its commitment to driving innovation and expanding access to digital asset investment solutions in the global financial ecosystem. With a core focus on bridging the gap between traditional finance (TradFi) and decentralized finance (DeFi), DeFi Technologies is at the forefront of delivering regulated, institutionally accessible digital asset products that align with the evolving financial landscape.

The sponsorship reflects DeFi Technologies’ strategic interest in the Middle East’s financial sector and aligns with its mission to empower investors with seamless access to regulated digital asset products. Through its subsidiary Valour, DeFi Technologies enables retail and institutional investors to gain exposure to a diverse range of digital asset investment solutions via their traditional banking and brokerage accounts.

Attendees of CMF Riyadh 2025 will have the opportunity to engage with DeFi Technologies’ leadership team to explore institutional-grade digital asset ETPs, innovative DeFi investment strategies, and the future of blockchain-powered financial markets.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; geographical expansion of Valour’s range of ETPs; MOUs; expansion of digital asset ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681